EXHIBIT 11

THE CHROMALINE CORPORATION

COMPUTATION OF NET EARNINGS PER COMMON SHARE

(Unaudited)

	Six Months Ended
	June 30, 2000	June 30, 1999
Net earnings applicable to common shareholders for basic and diluted earnings per share	$298,385	$400,761
Weighted average shares outstanding for basic earnings per share	1,298,056	1,296,981
Dilutive effect of stock options computed using the treasury stock method and the average market price	6,915	7,696
Weighted average shares outstanding for diluted earnings per share	1,304,971	1,304,677
Basic earnings per share	$0.23	$0.31
Diluted earnings per share	$0.23	$0.31